

OFFERING MEMORANDUM

facilitated by



HG Sply 4, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	HG Sply 4, LLC
State of Organization	TX
Date of Formation	09/12/2023
Entity Type	Limited Liability Company
Street Address	3351 Texas Sage Trail, Fort Worth TX, 75087
Website Address	http://hgsplyco.com

(B) Directors and Officers of the Company

Key Person	Elias Pope
Position with the Company Title First Year	Co-CEO 2021
Other business experience (last three years)	*Co-Chief Executive OfficerCo-Chief Executive Officer - UNCO* *Sep 2012 - Present - Dallas, Texas, United States* Empower the next generation of hospitality leaders.

Key Person	Sameer Patel
Position with the Company Title First Year	 Co-CEO 2021
Other business experience (last three years)	*Co-Chief Executive OfficerCo-Chief Executive Officer UNCO* *Apr 2021 - Present · Dallas-Fort Worth Metroplex* Empower the next generation of hospitality leaders.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Elias Pope	50%
Sameer Patel	50%

(D) The Company's Business and Business Plan

HG Sply Co. Concept Summary

HG Sply Co. is not just another neighborhood bar and grill. We focus on clean food with simple but thoughtfully sourced ingredients, classic drinks, and humble hospitality served in unique environments.

HG exists for those who appreciate flavor but seek to maintain an intentional diet, such as low-carb, high-protein, allergy-conscious, gluten-free, vegetarian, vegan, or a host of other dietary models. By offering a menu that meets these needs, we've found that even those who aren't as intentional have an intense appreciation for ingredients prepared in a way that respects their original form: Hunted or Gathered.

HG's beverage program similarly focuses on the basics. For example, we have and will only ever use fresh squeezed juices for our mixers. While we introduce new cocktails every season, the HG Mule and Double Under have been guest favorites since they were introduced over 10 years ago.

Each HG is thoughtfully designed to cater to its community and highlight the local landscape. HG Dallas has a 10,000 sq ft rooftop that overlooks the Dallas skyline. HG Fort Worth has a 5,000, sq ft patio along the Trinity River. HG Trophy Club has an expansive 10,000 sq ft covered patio with big screen TV's, family-friendly games, and multiple bars. HG Alliance will have a second-floor bar and expansive multilevel covered patio overlooking a natural green space with family-friendly activities.

HG Sply Co. Alliance Highlights

- Located in the Alliance development in north Fort Worth

- 7,926 square foot restaurant that backs up to a natural green space and is located across the street from one the newest HEBs scheduled to open spring of 2024.

- The space will contain 220 interior seats, an open kitchen, a second-floor bar, and an expansive multilevel covered patio.

- Strong visibility, accessibility, and parking.

- Owned and operated by an established DFW-based restaurant group.

- Projected opening of Q4 2024. Plans were submitted to the City of Fort Worth in December 2023.

- $2M line of credit from the landlord to complete renovations. Being a second-generation restaurant space, a significant portion of existing infrastructure will remain thereby reducing build-out costs. We do not currently expect to draw the full $2M. You can find additional details on landlord funding on the Data Room tab.

Investment Highlights: A Return for Regulars

- 4th location of DFW-favorite, HG Sply Co. (established 2013)

- 1.4x return on your investment paid quarterly as a fixed percentage of HG Alliance's revenue with the balance (if any) due on the maturity date of December 12/31/2029.

- UNCO Founders Club membership with instant point balance valued at 10% of your investment. For example, a $1,000 investment will earn you 1,000 club points worth $100 redeemable at any UNCO location (currently 13 locations in DFW). See below for more details.

About UNCO & the UNCO Founders Club:

UNCO is the DFW-based restaurant group that owns and operates thirteen restaurants and bars in DFW across eight brands, with HG Sply Co. being our flagship. Other brands include Leela's, Standard Service, Culpepper Cattle Co., HERO, Milli, Tina's, and CGB Coffee.

The UNCO Founders Club and this offering were created to engage and reward our loyal supporters. Membership is exclusively reserved for investors in this offering.

Immediate Reward: Issued upon the close of this funding round (estimated April 18, 2024)

- All investors will be issued a points balance equal to their investment amount redeemable for food and beverage spend at any UNCO location (currently 13 locations in DFW). For example, a $1,000 investment yields 1,000 points redeemable for $100 in food and beverage.

- Founders are invited to the investor-only launch party at HG Sply Co. Alliance.

Ongoing Rewards:

- Founders will accumulate 1 point for every $1 they spend at any UNCO location.

- Points can be redeemed in 250-point increments at a conversion value of $25 of food and beverage spend per 250 points.

- Invitations to future members-only events and opening parties.

Revenue Sharing Summary

After the first quarter of commencing operations, the issuer will share a percentage of each following quarter's revenue with the investors as a group until they are paid in full.

Each investor will receive their proportionate share of the quarterly payments made to the investors as a group.

EXAMPLE:

- Gross revenue in Quarter 1 = $1,500,000

- Let's assume that the total amount raised through this offering is $1,200,000. The issuer is committed to sharing 4.3% of its gross revenue at this amount raised.

- Revenue sharing percentage = 4.3%

- Total payment for quarter Z

- 4.3% x $1,500,000 = $64,500

- If Investor A invested $12,000 of the $1,200,000 that was raised by the Issuer, Investor A is entitled to receive 1% of the $64,500 paid to investors for Quarter 1. Therefore, Investor A is paid $6450 for Quarter 1.

*The calculations above are mathematical illustration only and may not reflect actual performance. The exact length of time that it will take the Issuer to pay each investor in full cannot be known in advance since the Issuer's actual revenues may differ from its reasonable forecasts. If any balance remains outstanding on the maturity date, the Issuer is contractually required to promptly pay the entire outstanding balance due to each investor. Payment is not guaranteed or insured and investors may lose some or all of the principal invested if the Issuer cannot make its payments.

The Team

Elias Pope, Founder & Co-CEO, UNCO

Elias founded HG Sply Co. in 2013, Standard Service in 2015, and HERO in 2019. After the pandemic, Elias co-founded UNCO with Sameer Patel to create and grow their brands under a shared set of values.

Sameer Patel, Founder & Co-CEO, UNCO

Sameer founded Leela's in 2018 and started working with Elias in 2019. After the pandemic, they founded UNCO to create and grow their brands under a shared set of values.

Jacob Lyall, Culinary Director, UNCO

Prior to joining UNCO, Jacob focused on restaurant operations and openings with Fox Restaurant Concepts, helping open eight new locations during his tenure. He then joined UNCO as HG Sply Concept Chef, responsible for menu development and execution. Jacob was quickly promoted to UNCO's Culinary Director, overseeing the culinary team and menu development.

Dana Fisher, Beverage Director, UNCO

Dana started bartending at HG Sply Co Dallas in 2015. In 2018 she was promoted to HG Dallas Beverage Lead and then in 2020 to HG Concept Lead. In 2023 Dana was promoted to UNCO's Beverage Director , where she oversees the beverage team and menu development across all concepts.

Eric Huse, General Manager, HG Alliance

Eric has been the General Manager of HG Fort Worth since 2017 and will be the opening General Manager of HG Alliance.

Karla Gallegos, Director of Design, UNCO

Karla started with HG Sply Co. Dallas in 2013 as a lead host. She quickly moved through the ranks and demonstrated an eye for design. She now oversees all interior and architectural design components across UNCO concepts.

Community Approach

HG prides itself on being community focused and driven. We understand that without the loyal support of the community, success is not possible. We see crowdfunding as the perfect way of capitalizing our projects, further embedding ourselves in the communities we serve, and allowing our guests to share in our success. While a company of our maturity and scale has numerous options for capitalization, HG has chosen crowdfunding for a few primary reasons:

- Engage, reward, and grow our community of passionate supporters with the UNCO Founders Club

- Allow our communities to financially participate in the success they are driving

- Evolve our concepts based on feedback from Founders instead of short-term pressures of conventional capital sources

HG Sply Co. - Existing Locations

The original HG Sply Co on Lowest Greenville in Dallas was founded in 2013 and remains a neighborhood staple to this day. The second HG Sply Co. opened in 2016 in Fort Worth and the third opened in 2019 in Trophy Club. In 2023, the three HG Sply Co. locations collectively generated $19.8M in revenue.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 6 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	April 19, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$1,200,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Leasehold Improvements	$47,000	$1,128,000
Mainvest Compensation	$3,000	$72,000
TOTAL	$50,000	$1,200,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a

Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.18 - 4.3%[2]
Payment Deadline	2029-12-31
Maximum Payment Multiple	1.4 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	4.73%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.18% and a maximum rate of 4.3% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	0.2%
$337,500	1.2%
$625,000	2.2%
$912,500	3.3%
$1,200,000	4.3%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Membership Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Elias Pope	50%
Sameer Patel	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company, as borrower, has entered into several inter-company loans with affiliates of the Company in the ordinary course of business to cover certain start-up costs. Below is a summary of those loans:

-Loan from UNCO Investments, LLC in an amount up to $69,000.00 dated as of September 6, 2023. -Loan from UNCO Management, LLC in an amount up to $6,760.00 dated as of August 21, 2023. -Loan from UNCO Ultimate Holdings, LP in an amount up to $100.00 dated as of September 28, 2023. -Loan from Sameer Patel in an amount up to $39,600.00 dated as of November 29, 2023.

It is proposed that the Company will enter into the following agreements with affiliates of the Company consistent with the ordinary course of business of other HG Sply Co locations:

-Administrative Services Agreement with UNCO Management, LLC pursuant to which UNCO Management, LLC will provide managerial services to Company. In consideration for such services, Company will pay a fee equal to 5% of its total revenue, payable every four weeks for the preceding four weeks in arrears. -Bookkeeping Agreement with ALTA BPO, LLC pursuant to which ALTA BPO, LLC will provide bookkeeping services to the Company for a fee at arms-length terms. -Intellectual Property License Agreement with UNCO HG IP, LLC pursuant to which the Company will license the intellectual property of the HG Sply Co brand for a fee at arms-length terms. -Planting Hand, LLC will provide decor and pop-up services for a fee at arms-length terms.

(S) The Company's Financial Condition

No operating history

HG Sply 4 was established in August, 2023. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Other outstanding debt or equity

As of this offering, HG Sply 4, LLC has loans with affiliates of less than $150k in the aggregate. This debt will be senior to any investment raised on Mainvest. In addition to these items and the debt raised on Mainvest, HG Sply Co may require additional funds from alternate sources at a later date.

Subsequent events to historical financials

Since the latest available financial statements of HG Sply 4, we have had the following material changes and trends:

- Executed a lease and reverse build to suit agreement with a Real Estate Investment Trust for the space located at 3351 Texas Sage Trail, Fort Worth, TX 76177. The lease includes a construction line of credit of $2,027,241.

Landlord funding

HG Sply 4, LLC signed a lease on 12/28/23. The lease provides HG with the ability to draw up to $2M from the landlord for expenses associated with the project as defined in a budget agreed upon with the landlord. For every $100.00 dollars drawn, base rent will increase by $8.25 annually. Base rent will additionally increase at 5 year intervals as defined in the lease.

Forecasted milestones

HG Sply 4, LLC forecasts the following milestones:

- Secure permit by April 2024. Submitted for permit on December 21, 2023

- Complete construction by Q4 2024

- Open by Q4 2024

Other challenges

HG Sply 4, LLC may require funds from other sources to complete construction and/or start and maintain operations. Those sources may include debt, affiliates, or other sources. A lack of ability to secure such funds if required is a risk to the viability of the project.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$5,750,000	$5,865,000	$6,040,950	$6,222,179	$6,408,844
Cost of Goods Sold					
Gross Profit	$5,750,000	$5,865,000	$6,040,950	$6,222,179	$6,408,844
EXPENSES					
COGS & Expenses	$4,831,340	$4,930,765	$5,034,238	$5,185,265	$5,340,823
	$0	$0	$0	$0	$0
Operating Profit	$918,660	$934,235	$1,006,712	$1,036,914	$1,068,021

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V